September 11, 2012

Correspondence Filing Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.
Washington, DC  20549

Attention:	Michael R. Clampitt
David Lyon
John Nolan
Mark Thomas

Re:                             Community Choice Financial Inc.
Form S-4, Amendment No. 1
Filed August 14, 2012
File No.:  333-182290

Ladies and Gentlemen:

The following sets forth the responses of Community Choice Financial Inc., an Ohio corporation (the “Company”, “we”, “us” and “our”), to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated August 27, 2012 (the “Comment Letter”), with respect to the Company’s Registration Statement on Form S-4, Amendment No. 1, filed with the Commission on August 14, 2012 (the “Registration Statement”).  For your convenience, we have included the Staff’s comments in the body of this letter and have provided the Company’s responses thereto immediately following each comment. Unless otherwise indicated, page references included in the body of the Company’s responses are to Amendment No. 2 to the Registration Statement (the “Amendment”).

Prospectus cover page

1.                                      We reiterate our prior comment number 3.  With a view towards additional disclosure, supplementally advise the staff what customary conditions may be waived or indicate that none will be waived.

Response: The Company respectfully advises the Staff that no closing conditions will be waived.

Overview, page 1

2.                                      We note the modified description of your operations in the first three paragraphs at this heading.  Please revise the first sentence to indicate this is management’s opinion or cite the source for the statement, “leading retailer”.

Response: The Company has revised the first sentence to indicate that “[i]n the opinion of management, we believe we are a leading retailer.” The Company has revised such disclosure on pages 1, 98 and 125.

DFS Acquisition, page 6

3.                                      As previously requested please quantify the activity of DFS in some fashion so that purchasers can understand its significance to your company.  If its operations are not material to your company, you might simply state this.

Response: The Company has added disclosure that “[t]he operations of the DFS Companies are not presently material to the Company” on pages 4, 68 and 105 of the Amendment.

Exhibit Index, page E-1

4.                                      We reiterate our prior comment number 21, the supporting opinions, exhibits 5.2 through 5.9, cannot be limited as to person.  Please revise.

Response: The Company respectfully advises the Staff that Exhibits 5.2, 5.4, 5.6, 5.8 and 5.9 have been revised accordingly, and the Company believes that Exhibits 5.3, 5.5 and 5.7 do not require any further revisions.

*                                         *                                         *

We hope that the foregoing is responsive to your comments. If you have any questions with respect to this letter, please contact the undersigned at (614) 798-5900.

Sincerely,

/s/ Michael Durbin
Michael Durbin
Chief Financial Officer of Community Choice Financial Inc.

cc:	Christopher M. Kelly, Esq. (Jones Day)
Michael J. Solecki, Esq. (Jones Day)
John T. Owen, Esq. (Jones Day)